UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79206 / November 1, 2016

Admin. Proc. File No. 3-17346

In the Matter of

FRANKLIN BANK CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Franklin Bank Corporation and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Franklin Bank Corporation.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Franklin Bank Corporation is revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Franklin Bank Corp.,* Initial Decision Release No. 1058 (Sept. 14, 2016), 114 SEC Docket 20, 2016 WL 4772005. The Central Index Key number for Franklin Bank Corporation is 1207070.

INITIAL DECISION RELEASE NO. 1058
ADMINISTRATIVE PROCEEDING
File No. 3-17346

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of FRANKLIN BANK CORPORATION	INITIAL DECISION OF DEFAULT September 14, 2016

APPEARANCE: Delmer D. Raibourn for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of Respondent's registered securities due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On July 15, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings. Respondent was served with the OIP by July 28 and its answer was due August 10, 2016. *Franklin Bank Corp.*, Admin. Proc. Rulings Release No. 4070, 2016 SEC LEXIS 2821 (ALJ Aug. 17, 2016). When Respondent failed to file an answer, I ordered it to show cause by August 29, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id*. To date, Respondent has not filed an answer, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

Respondent is in default for failing to file an answer or otherwise defend the proceeding. *See* OIP at 2; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, I find the allegations in the OIP to be true and take official notice of Respondent's filings with the commission. *See* 17 C.F.R. §§ 201.155(a), .323.

Franklin Bank Corporation, Central Index Key No. 1207070, was a savings-and-loan holding company, incorporated in Delaware and headquartered in Houston, Texas. OIP at 1. It held no significant assets other than ownership interest in its subsidiary, Franklin Bank, S.S.B. ("the Bank"). *Id.* The Bank offered a variety of deposit and loan products and retail brokerage services. Form 8-K (Oct. 1, 2008) Ex.99.1 at 1.

Formed in 2002, Respondent's common stock was registered with the Commission pursuant to Section 12(g) of the Exchange Act and was traded on NASDAQ starting in 2003 under the symbol "FBTX" and later under the symbol "FBTXQ" on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. OIP at 1; Form 8-K (filed Oct. 1, 2008) Ex.99.1 at 1. In 2006, Respondent's preferred stock was traded on the AMEX under the symbol "FBK-P.LF". OIP at 1; Form 8-K (filed Oct. 1, 2008) Ex.99.1 at 1.

On November 7, 2008, the Texas Department of Savings and Mortgage Lending closed the bank, and the FDIC was appointed as its receiver. *Bank of N.Y. Mellon Trust Co., N.A. v. Miller (In re Franklin Bank Corp.)*, 526 B.R. 527, 530 (Bankr. D. Del. 2014), *appeal dismissed*, No. 14-3681 (3d Cir. May 20, 2015); Form 8-K (filed Nov. 12, 2008) at 2. Despite assets of almost $5 billion at closing, the Bank was a notable casualty of the subprime mortgage crisis, costing the FDIC's Depositor Insurance Fund almost $1.5 billion.[1] According to the FDIC's material loss review, conducted pursuant to Section 38(k) of the FDIC Act, in the year preceding the Bank's closure, its "high-risk business strategy . . . focused on asset growth concentrated in 1-4 family residential and [acquisition, development, and construction] loans[,] . . . left the bank unprepared and unable to effectively manage operations in a declining economic environment" and the Bank's "asset quality deteriorated significantly as the real estate market and economy slowed."[2] Respondent "commence[d] a voluntary chapter 7 case in Delaware's Bankruptcy Court on November 12, 2008" as a result of the Bank's failure. *Bank of N.Y.*, 526 B.R. at 530. In Respondent's final filing with the Commission, it indicated its intent not to appeal the suspension of the trading and anticipated delisting of its stock on AMEX and NASDAQ. Form 8-K (filed Nov. 12, 2008) at 3. Its bankruptcy closed on December 22, 2015. OIP at 1.

Respondent is delinquent in its periodic filings with the Commission. OIP at 1. Respondent has not filed an annual report since it filed a Form 10-K/A on August 31, 2007, for the period ended December 31, 2006. *Id.* The last quarterly report Respondent filed was a Form 10-Q on December 20, 2007, for the period ended September 30, 2007. *Id.* Respondent's last

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[1] FDIC Office of Inspector General Report No. AUD-09-014, Material Loss Review of Franklin Bank, S.S.B., Houston, Texas, at 2, 4, 6-9 (of 30 PDF pages) (July 2009), https://www.fdicig.gov/reports09/09-014.pdf (last accessed Sept. 12, 2016). I take official notice of the FDIC's findings pursuant to 17 C.F.R. § 201.323.

[2] *Supra* note 1, at 2, 4, 6 (of 30 PDF pages). That assessment is consistent with the Bank's final call report to the FDIC, reflecting losses of almost $400 million. *See* Franklin Bank, S.S.B., FFIEC 041, at 4-5 (Quarter end date September 30, 2008), https://cdr.ffiec.gov/public/ (click "View or download data for individual institutions" link, select "Call" as report type, select "Single Date" and "9/30/2008," and search "Franklin Bank, S.S.B." as the institution name).

report filed with the Commission was a Form 8-K on November 12, 2008, giving notice that the company had filed for bankruptcy. *Id.*

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Finally, Respondent has not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations. It has also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Franklin Bank Corporation is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge